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                                                                                Exhibit 12
KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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                                   1995        1994        1993        1992        1991
                                                       (Thousands)
Net income                        $122,586    $104,775    $105,772     $86,334    $103,893

Add:
Taxes on income                     66,803      66,377      67,953      52,196      60,278
Kansas City earnings tax               958         524         495         382         242

 Total taxes on income              67,761      66,901      68,448      52,578      60,520

Interest on value of
 leased property                     8,269       6,732       7,273       6,366       5,075
Interest on long-term debt          52,184      43,962      50,118      54,266      63,057
Interest on short-term debt          1,189       1,170         750       2,749       3,299
Other interest expense
 and amortization                    3,112       4,128       4,113       2,173       2,665

 Total fixed charges                64,754      55,992      62,254      65,554      74,096

Earnings before taxes
 on income and fixed
 charges                          $255,101    $227,668    $236,474    $204,466    $238,509
Ratio of earnings to
 fixed charges                        3.94        4.07        3.80        3.12        3.22



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